Exhibit 99.1

Veris Gold Corp. announces commissioning of new tailings facility at Jerritt Canyon

Toronto Stock Exchange: VG

VANCOUVER, July 29, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce that the Company has been authorized by the Nevada Division of Environmental Protection to initiate the discharge of tailings into the brand new state-of-the-art tailings facility ("TSF2") at the Company's Jerritt Canyon Mine Operations located in Elko County, Nevada. The Jerritt Canyon Mill is operated by Veris Gold USA Inc., a wholly-owned subsidiary of Veris Gold Corp.

The new tailings facility is double-lined and also features recovery of any leakage collected from the synthetic double-liner system, called Drainliner, which is manufactured by Agru America located in Fernley, Nevada.

John Barta, Environmental Manager for the Company, stated, "The environmental protection provided by TSF2 is the result of a major environmental investment by Veris Gold. The new tailings facility, along with the new proven air pollution controls for the roaster stacks, the ore dryer and the refinery altogether significantly improve the environmental performance of the Jerritt Canyon facilities."

Concurrent with the transition to the new TSF2, Veris will initiate closure of the old tailings facility ("TSF1"), a facility constructed more than 30 years ago with pollution controls consistent with the requirements at the time. The transition to TSF2 addresses concerns voiced by State and Federal environmental agencies regarding TSF1.  Discharge of tailings slurry to TSF1 will cease by the end of 2013 so that reclamation, supported by the existing bonding held by the Company, can commence in the following year.

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President and CEO
To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 29-JUL-13